PROSPECTUS SUPPLEMENT DATED FEBRUARY 2, 1999          Pursuant to Rule 424(b)(3)
TO PROSPECTUS DATED NOVEMBER 24, 1998                 Registration No. 333-52485
                                                                       333-67211

                           [FORD MOTOR COMPANY LOGO]

                                 $1,500,000,000

                     6 3/8% DEBENTURES DUE FEBRUARY 1, 2029

                            ------------------------

     Ford Motor Company will pay interest on the Debentures on February 1 and August 1 of each year, beginning on August 1, 1999. Ford may not redeem the Debentures before they mature, unless certain events involving United States taxation occur.

     The Debentures are being offered for sale in the United States, Europe and Asia. Application has been made to have the Debentures listed and traded on the Luxembourg Stock Exchange and the Stock Exchange of Singapore Limited.

                                                              PER DEBENTURE       TOTAL
                                                              -------------       -----
Public Offering Price.......................................     98.817%      $1,482,255,000
Underwriting Discounts and Commissions......................       .875%      $   13,125,000
Proceeds to Ford............................................     97.942%      $1,469,130,000

     The initial public offering price set forth above does not include accrued interest. Interest on the Debentures will accrue from February 9, 1999 and must be paid by the purchaser if the Debentures are delivered after February 9, 1999. See "Underwriting" for a discussion of expenses in connection with this offering.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS ARE TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     On or about February 9, 1999, Ford will sell the Debentures to the following underwriters, who will offer and sell them to investors. These underwriters are committed to purchase the Debentures from Ford if certain conditions are met.

SALOMON SMITH BARNEY                                        GOLDMAN, SACHS & CO.

ABN AMRO INCORPORATED                                   BEAR, STEARNS & CO. INC.
CHASE SECURITIES INC.                    COMMERZBANK CAPITAL MARKETS CORPORATION
J.P. MORGAN & CO.                                                LEHMAN BROTHERS
MERRILL LYNCH & CO.                                   MORGAN STANLEY DEAN WITTER
NATIONSBANC MONTGOMERY SECURITIES LLC                    WARBURG DILLON READ LLC

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
                    PROSPECTUS SUPPLEMENT

Incorporation by Reference..................................   S-4
Directors and Principal Executive Officers of Ford..........   S-5
Use of Proceeds.............................................   S-6
Capitalization..............................................   S-7
Description of Debentures...................................   S-8
Certain United States Tax Documentation Requirements........  S-12
United States Taxation of Non-United States Persons.........  S-14
Information Concerning Ford.................................  S-15
Selected Financial Data and Other Data......................  S-16
Financial Review............................................  S-17
Industry Data and Market Share..............................  S-19
Ratio of Earnings to Fixed Charges..........................  S-19
Underwriting................................................  S-20
Legal Opinions..............................................  S-23
General Information.........................................  S-23

                       PROSPECTUS

Where You Can Find More Information.........................     2
Ford Motor Company..........................................     2
Ratio of Earnings to Fixed Charges..........................     3
Use of Proceeds.............................................     3
Description of Debt Securities..............................     3
Plan of Distribution........................................     8
Legal Opinions..............................................     8
Experts.....................................................     9

                               ------------------

     THE LUXEMBOURG STOCK EXCHANGE TAKES NO RESPONSIBILITY FOR THE CONTENTS OF THIS DOCUMENT, MAKES NO REPRESENTATION AS TO ITS ACCURACY OR COMPLETENESS AND EXPRESSLY DISCLAIMS ANY LIABILITY WHATSOEVER FOR ANY LOSS HOWSOEVER ARISING FROM OR IN RELIANCE UPON THE WHOLE OR ANY PART OF THE CONTENTS OF THIS DOCUMENT AND THE PROSPECTUS.

     THE SINGAPORE STOCK EXCHANGE ASSUMES NO RESPONSIBILITY FOR THE CORRECTNESS OF ANY OF THE STATEMENTS OR OPINIONS MADE OR REPORTS CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUS. ADMISSION TO THE OFFICIAL LIST IS NOT TO BE TAKEN AS AN INDICATION OF THE MERITS OF THE ISSUER OR OF THE DEBENTURES.

     THIS PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUS INCLUDE PARTICULARS GIVEN IN COMPLIANCE WITH THE REQUIREMENTS OF THE SINGAPORE STOCK EXCHANGE FOR THE PURPOSE OF GIVING INFORMATION WITH REGARD TO FORD. FORD ACCEPTS FULL RESPONSIBILITY FOR THE ACCURACY OF THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUS AND CONFIRMS, HAVING MADE ALL REASONABLE INQUIRIES, THAT TO THE BEST OF ITS KNOWLEDGE AND BELIEF THERE ARE NO OTHER FACTS THE OMISSION OF WHICH WOULD MAKE ANY STATEMENT HEREIN MISLEADING IN ANY MATERIAL RESPECT.

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUS. NO ONE HAS BEEN AUTHORIZED TO PROVIDE YOU WITH DIFFERENT INFORMATION.

     THE DEBENTURES ARE NOT BEING OFFERED IN ANY JURISDICTION WHERE THE OFFER IS NOT PERMITTED.

     YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT OR IN THE ACCOMPANYING PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE OF SUCH DOCUMENT.

     OFFERS AND SALES OF THE DEBENTURES ARE SUBJECT TO RESTRICTIONS IN RELATION TO THE UNITED KINGDOM, JAPAN AND SINGAPORE, DETAILS OF WHICH ARE SET OUT IN "UNDERWRITING" BELOW. THE DISTRIBUTION OF THIS PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUS AND THE OFFERING OF THE DEBENTURES IN CERTAIN OTHER JURISDICTIONS MAY ALSO BE RESTRICTED BY LAW.

     In this Prospectus Supplement and accompanying Prospectus, unless otherwise specified or the context otherwise requires, references to "dollars", "$" and "U.S.$" are to United States dollars.

                           INCORPORATION BY REFERENCE

     We file annual, quarterly and special reports and other information with the Securities and Exchange Commission (the "SEC"). You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings also are available to you at the SEC's web site at http://www.sec.gov.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents that are considered part of this Prospectus. Information that we file later with the SEC will automatically update and supersede the previously filed information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering has been completed.

     - Annual Report on Form 10-K for the year ended December 31, 1997 (our "1997 10-K Report").

     - Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998, June 30, 1998 and September 30, 1998 (collectively, our "10-Q Reports").

     - Current Reports on Form 8-K dated January 27, 1998, February 2, 1998 (the "February 1998 8-K Report"), March 2, 1998, March 13, 1998, April 7, 1998, April 8, 1998, April 16, 1998, June 23, 1998, September 11, 1998,
       September 24, 1998, January 14, 1999, January 21, 1999, January 28, 1999
       and February 2, 1999 (the "February 1999 8-K Report").

     You may request copies of these filings at no cost, by writing or telephoning us at the following address or by accessing our web site at http://www.ford.com/finaninvest/stockholder:

     Ford Motor Company
     The American Road
     Dearborn, MI 48121
     Attn: Shareholder Relations Department
     800-555-5259 or 313-845-8540

     The financial statements which are incorporated in this Prospectus Supplement and accompanying Prospectus by reference to the 1997 10-K Report, the February 1998 8-K Report and the February 1999 8-K Report have been audited by PricewaterhouseCoopers LLP ("PWC") or its predecessor, Coopers & Lybrand L.L.P. ("Coopers"), 400 Renaissance Center, Detroit, Michigan 48243, independent certified public accountants, to the extent indicated in their reports therein, and have been so incorporated in reliance upon the report of those firms, given on their authority as experts in accounting and auditing.

     Each of PWC and Coopers has given and not withdrawn their written consent to the issue of this Prospectus Supplement and the accompanying Prospectus incorporating by reference their report dated January 26, 1998 in the 1997 10-K Report and the February 1998 8-K Report on Ford's audited financial statements for the financial years ended December 31, 1997 and their report dated January 21, 1999 in the February 1999 8-K Report on Ford's audited financial statements for the financial years ended December 31, 1998.

     This Prospectus Supplement and accompanying Prospectus, together with the documents incorporated by reference herein, will be available free of charge at the office of Banque Internationale a Luxembourg S.A., 69 route d'Esch L-1470, Luxembourg.

               DIRECTORS AND PRINCIPAL EXECUTIVE OFFICERS OF FORD

William Clay Ford, Jr.
Chairman of the Board

Michael D. Dingman
Director

Edsel B. Ford II
Director

William Clay Ford
Director

Irvine O. Hockaday, Jr.
Director

Marie-Josee Kravis
Director

Ellen R. Marram
Director

Homer A. Neal
Director

Carl E. Reichardt
Director

John L. Thornton
Director

Jacques A. Nasser
Director, President and
Chief Executive Officer

W. Wayne Booker
Vice Chairman

Peter J. Pestillo
Vice Chairman and Chief of Staff

John M. Devine
Executive Vice President and
Chief Financial Officer

Carlos E. Mazzorin
Group Vice President -- Purchasing and
Ford of Mexico

James J. Padilla
Group Vice President -- Manufacturing

Richard Parry-Jones
Group Vice President -- Product
Development and Quality

Robert L. Rewey
Group Vice President -- Marketing,
Sales and Service

Henry D. G. Wallace
Group Vice President -- Asia Pacific
Operations and Associations

Gurminder S. Bedi
Vice President -- Truck Vehicle Center

William W. Boddie
Vice President -- Small and
Medium Car Vehicle Center

Mei Wei Cheng
Vice President
(President, Ford Motor (China) Ltd.)

William J. Cosgrove
Vice President -- Business and
Product Strategy

James D. Donaldson
Vice President
(President, Ford of Europe, Inc.)

Wayne S. Doran
Vice President
(Chairman, Ford Motor
Land Development Corporation)

Ronald E. Goldsberry
Vice President -- Global Service
Business Strategy

Elliott S. Hall
Vice President -- Dealer Development

Mark W. Hutchins
Vice President
(President, Lincoln and Mercury)

I. Martin Inglis
Vice President
(President, Ford South American Operations)

Michael D. Jordan
Vice President -- Ford
Customer Service Division

Kenneth K. Kohrs
Vice President -- Large and
Luxury Car Vehicle Center

Vaughn A. Koshkarian
Vice President -- Public Affairs

Robert O. Kramer
Vice President

Roman J. Krygier
Vice President -- Powertrain Operations

Malcolm S. Macdonald
Vice President and Treasurer

J. C. Mays
Vice President -- Design

James E. Miller
Vice President

Craig H. Muhlhauser
Vice President
(President, Visteon Automotive Systems)

Janet G. Mullins
Vice President -- Washington Affairs

David L. Murphy
Vice President -- Human Resources

James G. O'Connor
Vice President
(President, Ford Division)

Helen O. Petrauskas
Vice President -- Environmental and
Safety Engineering

William F. Powers
Vice President -- Research

Neil W. Ressler
Vice President and Chief Technical Officer
Research and Vehicle Technology

John M. Rintamaki
Vice President -- General Counsel
and Secretary

Ross H. Roberts
Vice President
(President, Ford Investment
Enterprises Corporation)

Dennis E. Ross
Vice President and Chief Tax Officer

Nicholas V. Scheele
Vice President
(Senior Vice President -- Marketing,
Sales and Service, Ford of Europe)

William A. Swift
Vice President and Controller

David W. Thursfield
Vice President -- Vehicle Operations

Robert J. Womac
Vice President
(Executive Vice President, Operations,
Visteon Automotive Systems)

Martin B. Zimmerman
Vice President -- Governmental Affairs

Rolf Zimmerman
Vice President
(Chairman, Ford Werke AG)

     All of the officers listed above are full-time employees of Ford or its subsidiaries.

                                USE OF PROCEEDS

     The net proceeds from the sale of the Debentures will be used for general corporate purposes of Ford or its affiliates. Net proceeds to be paid to Ford will be U.S. $1,469,130,000.

                                 CAPITALIZATION

     The capitalization of Ford and its subsidiaries at December 31, 1998 is as follows (in millions of U.S. dollars):

                                                              DECEMBER 31,
                                                                  1998
                                                              ------------
AUTOMOTIVE
Debt payable within one year, including the current portion
  of long-term debt.........................................    $  1,121
Long-term debt..............................................       8,713
Minority interests in net assets of subsidiaries............         103
FINANCIAL SERVICES
Debt........................................................     122,324
Minority interests in net assets of subsidiaries............         394
Ford-obligated mandatorily redeemable preferred securities
  of subsidiary trust holding solely junior subordinated
  debentures of Ford........................................         677
STOCKHOLDER'S EQUITY
Preferred Stock, par value $1.00 per share (aggregate
  liquidation preference of $177 million)...................      *
Common Stock, par value $1.00 per share
  Issued and outstanding -- 1,151 million shares............       1,151
Class B Stock, par value $1.00 per share
  Issued and outstanding -- 71 million shares...............          71
Capital in excess of par value of stock.....................       5,283
Accumulated other comprehensive income......................      (1,670)
ESOP loan and treasury stock................................      (1,085)
Earnings retained for use in business.......................      19,659
                                                                --------
TOTAL STOCKHOLDER'S EQUITY..................................      23,409
                                                                --------
TOTAL CAPITALIZATION........................................    $156,741
                                                                ========

---------------
* Less than 1 million.

     Other than the $1,500,000,000 aggregate principal amount of Debentures being offered hereby, Ford has issued no long-term debt securities since December 31, 1998. Except as set forth herein, there has been no material change in the capitalization of Ford since December 31, 1998 to the date of this Prospectus Supplement.

                           DESCRIPTION OF DEBENTURES

     This description of terms of the Debentures adds information to the description of the general terms and provisions of Debt Securities in the Prospectus. If this summary differs in any way from the summary in the Prospectus, you should rely on this summary. The Debentures are part of the $3,000,000,000 aggregate principal amount of Debt Securities of Ford, $1,000,000,000 of which were registered in May 1998 and $2,000,000,000 of which were registered in November 1998, to be issued on terms to be determined at the time of sale. Other than the Debentures offered hereby, no Debt Securities previously have been sold.

GENERAL

     The Debentures will initially be limited to $1,500,000,000 aggregate principal amount, will be unsecured obligations of Ford and will mature on February 1, 2029. The Debentures will bear interest from February 9, 1999 at the rate per annum set forth on the cover page of this Prospectus Supplement. Interest will be payable on February 1 and August 1 of each year, commencing August 1, 1999, to the persons in whose names the Debentures are registered at the close of business on the preceding January 15 and July 15, respectively, subject to certain exceptions.

     The Debentures are not subject to redemption prior to maturity unless certain events occur involving United States taxation. If any of these special tax events do occur, the Debentures will be redeemed at a redemption price of 100% of their principal amount plus accrued and unpaid interest to the date of redemption. See "Description of Debentures -- Redemption."

     Ford may, without the consent of the holders of the Debentures, issue additional debentures having the same ranking and the same interest rate, maturity and other terms as the Debentures. Any additional debentures will, together with the Debentures, constitute a single series of Debentures under the Indenture. No additional debentures may be issued if an Event of Default has occurred with respect to the Debentures.

BOOK-ENTRY, DELIVERY AND FORM

     The Debentures will be issued in the form of one or more fully registered Global Debentures which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (the "Depository") and registered in the name of Cede & Co., the Depository's nominee. Beneficial interests in the Global Debentures will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in the Depository. Investors may elect to hold their interests in the Global Debentures through either the Depository (in the United States) or (in Europe) through Cedel Bank, societe anonyme ("Cedel") or Morgan Guaranty Trust Company of New York, Brussels Office, as operator of the Euroclear System ("Euroclear"). Investors may hold their interests in the Debentures directly if they are participants of such systems, or indirectly through organizations which are participants in such systems. Cedel and Euroclear will hold interests on behalf of their participants through customers' securities accounts in Cedel's and Euroclear's names on the books of their respective depositaries, which in turn will hold such interests in customers' securities accounts in the depositaries' names on the books of the Depository. Citibank, N.A. will act as depositary for Cedel and The Chase Manhattan Bank will act as depositary for Euroclear (in such capacities, the "U.S. Depositaries"). Beneficial interests in the Global Debentures will be held in denominations of $1,000 and integral multiples thereof. Except as set forth below, the Global Debentures may be transferred, in whole and not in part, only to another nominee of the Depository or to a successor of the Depository or its nominee.

     Cedel advises that it is incorporated under the laws of Luxembourg as a professional depositary. Cedel holds securities for its participating organizations ("Cedel Participants") and facilitates the clearance and settlement of securities transactions between Cedel Participants through electronic book-entry changes in accounts of Cedel Participants, thereby eliminating the need for physical movement of certificates. Cedel provides to Cedel Participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Cedel interfaces with domestic markets in several countries. As a professional depositary, Cedel is subject to regulation by the Luxembourg Monetary Institute. Cedel Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the Underwriters. Indirect access to Cedel is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Cedel Participant either directly or indirectly.

     Distributions with respect to Debentures held beneficially through Cedel will be credited to cash accounts of Cedel Participants in accordance with its rules and procedures, to the extent received by the U.S. Depositary for Cedel.

     Euroclear advises that it was created in 1968 to hold securities for participants of Euroclear ("Euroclear Participants") and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by the Brussels, Belgium office of Morgan Guaranty Trust Company of New York (the "Euroclear Operator"), under contract with Euro-clear Clearance Systems S.C., a Belgian cooperative corporation (the "Cooperative"). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear Participants. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the Underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

     The Euroclear Operator is the Belgian branch of a New York banking corporation which is a member bank of the Federal Reserve System. As such, it is regulated and examined by the Board of Governors of the Federal Reserve System and the New York State Banking Department, as well as the Belgian Banking Commission.

     Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the "Terms and Conditions"). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear Participants, and has no record of or relationship with persons holding through Euroclear Participants.

     Distributions with respect to Debentures held beneficially through Euroclear will be credited to the cash accounts of Euroclear Participants in accordance with the Terms and Conditions, to the extent received by the U.S. Depositary for Euroclear. In the event definitive Debentures are issued, Ford will appoint a paying agent and transfer agent in Singapore and has appointed Banque Internationale a Luxembourg S.A. as paying agent and transfer agent in Luxembourg.

SAME-DAY SETTLEMENT AND PAYMENT

     Settlement for the Debentures will be made by the Underwriters in immediately available funds. All payments of principal and interest will be made by Ford in immediately available funds.

GLOBAL CLEARANCE AND SETTLEMENT PROCEDURES

     Initial settlement for the Debentures will be made in immediately available funds. Secondary market trading between Depository Participants will occur in the ordinary way in accordance with Depository rules and will be settled in immediately available funds using the Depository's Same-Day Funds Settlement System. Secondary market trading between Cedel Participants and/or Euroclear Participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Cedel and Euroclear and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

     Cross-market transfers between persons holding directly or indirectly through the Depository on the one hand, and directly or indirectly through Cedel or Euroclear Participants, on the other, will be effected by the Depository in accordance with the Depository rules on behalf of the relevant European international clearing system by its U.S. Depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. Depositary to take action to effect final settlement on its behalf by delivering or receiving Debentures in the Depository, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to the Depository. Cedel Participants and Euroclear Participants may not deliver instructions directly to their respective U.S. Depositaries.

     Because of time-zone differences, credits of Debentures received in Cedel or Euroclear as a result of a transaction with a Depository Participant will be made during subsequent securities settlement processing and dated the business day following the Depository settlement date. Such credits or any transactions in such Debentures settled during such processing will be reported to the relevant Euroclear or Cedel Participants on such business day. Cash received in Cedel or Euroclear as a result of sales of Debentures by or through a Cedel Participant or a Euroclear Participant to a Depository Participant will be received with value on the Depository settlement date but will be available in the relevant Cedel or Euroclear cash account only as of the business day following settlement in the Depository.

     Although the Depository, Cedel and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of Debentures among participants of the Depository, Cedel and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be discontinued at any time.

PAYMENT OF ADDITIONAL AMOUNTS

     Ford will, subject to the exceptions and limitations set forth below, pay as additional interest on each series of Debentures, such additional amounts as are necessary in order that the net payment by Ford or a paying agent of the principal of and interest on the Debentures to a holder who is a non-United States person (as defined below), after deduction for any present or future tax, assessment or governmental charge of the United States or a political subdivision or taxing authority thereof or therein, imposed by withholding with respect to the payment, will not be less than the amount provided in the Debentures to be then due and payable; provided, however, that the foregoing obligation to pay additional amounts shall not apply:

        (1) to a tax, assessment or governmental charge that is imposed or withheld solely by reason of the holder, or a fiduciary, settlor, beneficiary, member or shareholder of the holder if the holder is an estate, trust, partnership or corporation, or a person holding a power over an estate or trust administered by a fiduciary holder, being considered as:

           (a) being or having been present or engaged in trade or business in the United States or having or having had a permanent establishment in the United States;

           (b) having a current or former relationship with the United States, including a relationship as a citizen or resident thereof;

           (c) being or having been a foreign or domestic personal holding company, a passive foreign investment company or a controlled foreign corporation with respect to the United States or a corporation that has accumulated earnings to avoid United States federal income tax; or

           (d) being or having been a "10-percent shareholder" of Ford as defined in section 871(h)(3) of the United States Internal Revenue Code or any successor provision;

        (2) to any holder that is not the sole beneficial owner of the Debenture, or a portion thereof, or that is a fiduciary or partnership, but only to the extent that a beneficiary or settlor with respect to the fiduciary, a beneficial owner or member of the partnership would not have been entitled to the payment of an additional amount had the beneficiary, settlor, beneficial owner or member received directly its beneficial or distributive share of the payment;

        (3) to a tax, assessment or governmental charge that is imposed or withheld solely by reason of the failure of the holder or any other person to comply with certification, identification or information reporting requirements concerning the nationality, residence, identity or connection with the United States of the holder or beneficial owner of such Debenture, if compliance is required by statute, by regulation of the United States Treasury Department or by an applicable income tax treaty to which the United States is a party as a precondition to exemption from such tax, assessment or other governmental charge;

        (4) to a tax, assessment or governmental charge that is imposed otherwise than by withholding by Ford or a paying agent from the payment;

        (5) to a tax, assessment or governmental charge that is imposed or withheld solely by reason of a change in law, regulation, or administrative or judicial interpretation that becomes effective more than 15 days after the payment becomes due or is duly provided for, whichever occurs later;

        (6) to an estate, inheritance, gift, sales, excise, transfer, wealth or personal property tax or a similar tax, assessment or governmental charge;

        (7) to any tax, assessment or other governmental charge required to be withheld by any paying agent from any payment of principal of or interest on any Debenture, if such payment can be made without such withholding by any other paying agent; or

        (8) in the case of any combination of items (1), (2), (3), (4), (5), (6) and (7).

The Debentures are subject in all cases to any tax, fiscal or other law or regulation or administrative or judicial interpretation applicable thereto. Except as specifically provided under this heading "Payment of Additional Amounts" and under the heading "Description of Debentures -- Redemption", Ford shall not be required to make any payment with respect to any tax, assessment or governmental charge imposed by any government or a political subdivision or taxing authority thereof or therein.

     As used under this heading "Payment of Additional Amounts" and under the headings "Description of Debentures -- Redemption", "Certain United States Tax Documentation Requirements" and "United States Taxation of Non-United States Persons" the term "United States" means the United States of America (including the States and the District of Columbia) and its territories, its possessions and other areas subject to its jurisdiction, "United States person" means any individual who is a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States or any estate or trust the income of which is subject to United States federal income taxation regardless of its source and "non-United States person" means a person who is not a United States person.

REDEMPTION

     If (a) as a result of any change in, or amendment to, the laws (or any regulations or rulings promulgated thereunder) of the United States (or any political subdivision or taxing authority thereof or therein), or any change in, or amendments to, official position regarding the application or interpretation of such laws, regulations or rulings, which change or amendment is announced or becomes effective on or after the date of this Prospectus Supplement, Ford becomes or will become obligated to pay additional amounts as described herein under the heading "Payment of Additional Amounts" or (b) any act is taken by a taxing authority of the United States on or after the date of this Prospectus Supplement, whether or not such act is taken with respect to Ford or any affiliate, that results in a substantial probability that Ford will or may be required to pay such additional amounts, then Ford may, at its option, redeem, as a whole, but not in part, Debentures on not less than 30 nor more than 60 days' prior notice, at a redemption price equal to 100% of their principal amount, together with interest accrued thereon to the date fixed for redemption; provided that Ford determines, in its business judgment, that the obligation to pay such additional amounts cannot be avoided by the use of reasonable measures available to it, not including substitution of the obligor under the Debentures. No redemption pursuant to (b) above may be made unless Ford shall have received an opinion of independent counsel to the effect that an act taken by a taxing authority of the United States results in a substantial probability that it will or may be required to pay the additional amounts described herein under the heading "Payment of Additional Amounts" and Ford shall have delivered to the Trustee a certificate, signed by a duly authorized officer, stating that based on such opinion Ford is entitled to redeem the Debentures pursuant to their terms.

NOTICES

     Notices to holders of the Debentures will be published in Authorized Newspapers in The City of New York, in London, and, so long as the Debentures are listed on the Luxembourg Stock Exchange, in Luxembourg and on the Singapore Stock Exchange, in Singapore. It is expected that publication will be made in The City of New York in The Wall Street Journal, in London in the Financial Times, in Luxembourg in the Luxemburger Wort and in Singapore in the Business Times. Any such notice shall be deemed to have been given on the date of such publication or, if published more than once, on the date of the first such publication.

APPLICABLE LAW AND SERVICE OF PROCESS

     The Debentures and the Indenture will be governed by and construed in accordance with the laws of the State of New York. Ford has designated CT Corporation System in New York City as the authorized agent to receive service of process in the State of New York.

              CERTAIN UNITED STATES TAX DOCUMENTATION REQUIREMENTS

     A beneficial owner of a Debenture will generally be subject to the 30% United States federal withholding tax that generally applies to payments of interest on a registered form debt obligation issued by a United States person, unless one of the following steps is taken to obtain an exemption from or reduction of the tax:

     Exemption for Non-United States persons (IRS Form W-8). A beneficial owner of a Debenture that is a non-United States person (other than certain persons that are related to Ford through stock ownership as described in clauses (x)(a) and (b) of Paragraph (i) under "United States Taxation of Non-United States Persons -- Income and Withholding Tax") can obtain an exemption from the withholding tax by providing a properly completed IRS Form W-8 (Certificate of Foreign Status). Copies of IRS Form W-8 may be obtained from the Luxembourg listing agent.

     Exemption for Non-United States persons with effectively connected income (IRS Form 4224). A beneficial owner of a Debenture that is a non-United States person, including a non-United States corporation or bank with a United States branch, that conducts a trade or business in the United States with which interest income on a Debenture is effectively connected, can obtain an exemption from the withholding tax by providing a properly completed IRS Form 4224 (Exemption from Withholding of Tax on Income Effectively Connected with the Conduct of a Trade or Business in the United States).

     Exemption or reduced rate for Non-United States persons entitled to the benefits of a treaty (IRS Form 1001). A beneficial owner of a Debenture that is a non-United States person entitled to the benefits of an income tax treaty to which the United States is a party can obtain an exemption from or reduction of the withholding tax (depending on the terms of the treaty) by providing a properly completed IRS Form 1001 (Ownership, Exemption or Reduced Rate Certificate).

     Exemption for United States Persons (IRS Form W-9). A beneficial owner of a Debenture that is a United States person can obtain a complete exemption from the withholding tax by providing a properly completed IRS Form W-9 (Request for Taxpayer Identification Number and Certification).

     United States federal income tax reporting procedure. A beneficial owner of a Debenture, or, in the case of IRS Forms 1001 and 4224, its agent, is required to submit the appropriate IRS Form under applicable procedures to the person through which the owner directly holds the Debenture. For example, if the beneficial owner is listed directly on the books of Euroclear or Cedel as the holder of the Debenture, the IRS Form must be provided to Euroclear or Cedel, as the case may be. Each other person through which a Debenture is held must submit, on behalf of the beneficial owner, the IRS Form (or in certain cases a copy thereof) under applicable procedures to the person through which it holds the Debenture, until the IRS Form is received by the United States person who would otherwise be required to withhold United States federal income tax from interest on the Debenture. For example, in the case of Debentures held through Euroclear or Cedel, the IRS Form (or a copy thereof) must be received by the U.S. Depositary of such clearing agency. Applicable procedures include additional certification requirements, described in clause (x)(c)(B) of Paragraph (i) under "United States Taxation of Non-United States Persons -- Income and Withholding Tax", if a beneficial owner of the Debenture provides an IRS Form W-8 to a securities clearing organization, bank or other financial institution that holds the Debenture on its behalf.

     Regulations recently issued by the IRS, which will be effective for payments made after December 31, 1999, make certain modifications to the certification procedures applicable to non-United States persons. Prospective investors should consult their tax advisors regarding the certification requirements for non-United States persons.

     EACH HOLDER OF A DEBENTURE SHOULD BE AWARE THAT IF IT DOES NOT PROPERLY PROVIDE THE REQUIRED IRS FORM, OR IF THE IRS FORM (OR, IF PERMISSIBLE, A COPY OF SUCH FORM) IS NOT PROPERLY TRANSMITTED TO AND RECEIVED BY THE UNITED STATES PERSON OTHERWISE REQUIRED TO WITHHOLD UNITED STATES FEDERAL INCOME TAX, INTEREST ON THE DEBENTURE MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX AT A 30% RATE AND THE HOLDER (INCLUDING THE BENEFICIAL OWNER) WILL NOT BE ENTITLED TO ANY ADDITIONAL AMOUNTS FROM FORD DESCRIBED UNDER THE HEADING "DESCRIPTION OF DEBENTURES -- PAYMENT OF ADDITIONAL AMOUNTS" WITH RESPECT TO SUCH TAX. SUCH TAX, HOWEVER, MAY IN CERTAIN CIRCUMSTANCES BE ALLOWED AS A REFUND OR AS A CREDIT AGAINST SUCH HOLDER'S UNITED STATES FEDERAL INCOME TAX. THE FOREGOING DOES NOT DEAL WITH ALL ASPECTS OF FEDERAL INCOME TAX WITHHOLDING THAT MAY BE RELEVANT TO FOREIGN HOLDERS OF THE DEBENTURES. INVESTORS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS FOR SPECIFIC ADVICE CONCERNING THE OWNERSHIP AND DISPOSITION OF DEBENTURES.

              UNITED STATES TAXATION OF NON-UNITED STATES PERSONS

INCOME AND WITHHOLDING TAX

     In the opinion of Sullivan & Cromwell, special tax counsel to the Company, and Shearman & Sterling, counsel for the Underwriters, under United States federal tax law as of the date of this Prospectus Supplement, and subject to the discussion of backup withholding below:

        (i) payments of principal and interest on a Debenture that is beneficially owned by a non-United States person will not be subject to United States federal withholding tax; provided, that in the case of interest, (x) (a) the beneficial owner does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of Ford entitled to vote, (b) the beneficial owner is not a controlled foreign corporation that is related to Ford through stock ownership, and
     (c) either (A) the beneficial owner of the Debenture certifies to the person otherwise required to withhold United States federal income tax from such interest, under penalties of perjury, that it is not a United States person and provides its name and address or (B) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "financial institution") and holds the Debenture certifies to the person otherwise required to withhold United States federal income tax from such interest, under penalties of perjury, that such statement has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner and furnishes the payor with a copy thereof; (y) the beneficial owner is entitled to the benefits of an income tax treaty under which the interest is exempt from United States federal withholding tax and the beneficial owner of the Debenture or such owner's agent provides an IRS Form 1001 claiming the exemption; or (z) the beneficial owner conducts a trade or business in the United States to which the interest is effectively connected and the beneficial owner of the Debenture or such owner's agent provides an IRS Form 4224; provided that in each such case, the relevant certification or IRS Form is delivered pursuant to applicable procedures and is properly transmitted to the person otherwise required to withhold United States federal income tax, and none of the persons receiving the relevant certification or IRS Form has actual knowledge that the certification or any statement on the IRS Form is false;

        (ii) a non-United States person will not be subject to United States federal income tax on any gain realized on the sale, exchange or redemption of a Debenture unless the gain is effectively connected with the beneficial owner's trade or business in the United States or, in the case of an individual, the holder is present in the United States for 183 days or more in the taxable year in which the sale, exchange or redemption occurs and certain other conditions are met; and

        (iii) a Debenture owned by an individual who at the time of death is not a citizen or resident of the United States will not be subject to United States federal estate tax as a result of such individual's death if the individual does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of Ford entitled to vote and the income on the Debenture would not have been effectively connected with a U.S. trade or business of the individual.

     Interest on a Debenture that is effectively connected with the conduct of a trade or business in the United States by a holder of a Debenture who is a non-United States person, although exempt from United States withholding tax, may be subject to United States income tax as if such interest was earned by a United States person.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     In general, information reporting requirements will apply to payments of principal and interest made on a Debenture and the proceeds of the sale of a Debenture within the United States to non-corporate holders of the Debentures, and "backup withholding" at a rate of 31% will apply to such payments if the holder fails to provide an accurate taxpayer identification number in the manner required or to report all interest and dividends required to be shown on its federal income tax returns.

     Information reporting on IRS Form 1099 and backup withholding will not apply to payments made by Ford or a paying agent to a non-United States person on a Debenture if, in the case of interest, the IRS Form described in clause (y) or (z) in Paragraph (i) under "Income and Withholding Tax" has been provided under applicable procedures, or, in the case of interest or principal, the certification described in clause (x)(c) in Paragraph (i) under "Income and Withholding Tax" and a certification that the beneficial owner satisfies certain other conditions have been supplied under applicable procedures, provided that the payor does not have actual knowledge that the certifications are incorrect.

     Payments of the proceeds from the sale of a Debenture made to or through a foreign office of a broker will not be subject to information reporting or backup withholding, except that if the broker is a United States person, a controlled foreign corporation for United States tax purposes or a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period, information reporting may apply to such payments. Payments of the proceeds from the sale of a Debenture to or through the United States office of a broker are subject to information reporting and backup withholding unless the holder or beneficial owner certifies that it is a non-United States person and that it satisfies certain other conditions or otherwise establishes an exemption from information reporting and backup withholding.

     Regulations recently issued by the IRS, which will be effective for payments made after December 31, 1999, make certain modifications to the certification procedures applicable to non-United States persons. Prospective investors should consult their tax advisors regarding the certification requirements for non-United States persons.

     Backup withholding is not a separate tax, but is allowed as a refund or credit against the holder's United States federal income tax, provided the necessary information is furnished to the Internal Revenue Service.

     Interest on a Debenture that is beneficially owned by a non-United States person will be reported annually on IRS Form 1042S, which must be filed with the Internal Revenue Service and furnished to such beneficial owner.
                         ------------------------------

                          INFORMATION CONCERNING FORD

     We incorporated in Delaware in 1919 and acquired the business of a Michigan company, also known as Ford Motor Company, incorporated in 1903 to produce automobiles designed and engineered by Henry Ford. We are the world's largest producer of trucks and the second-largest producer of cars and trucks combined.

     Our two principal business segments are Automotive and Financial Services. The activities of the Automotive segment consist of the design, manufacture and sale of cars and trucks and automotive components and systems. Substantially all of the cars and trucks we produce are sold through retail dealerships, most of which are privately owned and financed.

     The activities of our Financial Services segment are conducted primarily through our subsidiaries: Ford Motor Credit Company and The Hertz Corporation. Ford Credit and its subsidiaries lease and finance the purchase of cars and trucks made by Ford and other companies. They also provide inventory and capital financing to retail car and truck dealerships. Hertz and its subsidiaries rent cars and trucks and industrial and construction equipment. Both Ford Credit and Hertz also have insurance operations related to their businesses.

     The mailing address of Ford's executive offices is The American Road, Dearborn, Michigan 48121. The telephone number of such offices is (313) 322-3000.

                     SELECTED FINANCIAL DATA AND OTHER DATA

     The following table sets forth selected financial data and other data concerning Ford:

                                                               YEARS ENDED OR AT DECEMBER 31
                                                  --------------------------------------------------------
                                                    1998        1997        1996        1995        1994
                                                    ----        ----        ----        ----        ----
                                                   (IN MILLIONS EXCEPT PER SHARE AND UNIT SALES AMOUNTS)
CONSOLIDATED STATEMENT OF INCOME INFORMATION
Automotive
  Sales.........................................  $119,083    $122,935    $118,023    $110,496    $107,137
  Operating income..............................     6,685       6,946       2,516       3,281       5,826
  Net income....................................     4,752       4,714       1,655       2,056       3,913
Financial Services Revenues.....................    25,333      30,692      28,968      26,641      21,302
  Income before gain on spin-off of The
    Associates and income taxes.................     2,483          --          --          --          --
  Gain on spin-off of The Associates............    15,955          --          --          --          --
  Income before income taxes....................    18,438       3,857       4,222       3,539       2,792
  Net income....................................    17,319       2,206       2,791       2,083       1,395
Total Ford
  Net income....................................    22,071       6,920       4,446       4,139       5,308
Amounts Per Share of Common Stock and Class B
  Stock After Preferred Stock Dividends*
  Basic earnings per share......................     18.17        5.75        3.73        3.58        4.97
  Diluted earnings per share....................     17.76        5.62        3.64        3.33        4.44
  Cash dividends................................      1.72       1.645        1.47        1.23        0.91
CONSOLIDATED BALANCE SHEET INFORMATION
Automotive
  Total assets..................................    88,744      85,079      79,658      72,772      68,639
  Debt payable within one year..................     1,121       1,129       1,661       1,832         155
  Long-term debt -- noncurrent portion..........     8,713       7,047       6,495       5,475       7,103
Financial Services
  Total assets..................................   148,801     194,018     183,209     170,511     150,983
  Debt..........................................   122,324     160,071     150,205     141,317     123,713
Total Ford
  Total assets..................................   237,545     279,097     262,867     243,283     219,622
  Debt..........................................   132,158     168,247     158,361     148,624     130,971
  Stockholders' equity..........................    23,409      30,734      26,762      24,547      21,659
  Cash dividends................................     5,348       2,020       1,800       1,559       1,205
OTHER DATA
Total Ford
  Capital expenditures..........................     8,617       8,717       8,651       8,997       8,546
  Depreciation and amortization of special
    tools.......................................    14,329      13,583      12,791      11,719       9,336
  Worldwide vehicle unit sales of cars and
    trucks (in thousands).......................     6,823       6,947       6,653       6,606       6,853

------------
* Share data have been restated to reflect the 2-for-1 stock split that became effective June 6, 1994.

                                FINANCIAL REVIEW

1998 RESULTS OF OPERATIONS

     Ford earned $5,939 million in 1998, or $4.72 per diluted common and Class B share, excluding earnings from The Associates First Capital Corporation and the gain that resulted from Ford's spin-off of that company in the second quarter of 1998. Excluding these and other one-time factors, Ford's operating earnings were $6,570 million, up $582 million, or 10 percent on a comparable basis; earnings per share were $5.30 per share, up $0.44 per share.

     Ford's 1998 operating earnings of $6,570 million exclude previously announced one-time charges for employee separation programs and asset write-downs totaling $631 million ($0.51 per share), earnings from The Associates of $177 million ($0.14 per share), the one-time gain resulting from The Associates spin-off of $15,955 million ($12.90 per share) and a one-time earnings per share reduction ($0.07) for the premium paid to repurchase Ford's Series B preferred stock.

     Ford's reported 1997 earnings were $6,920 million ($5.62 per share). Comparable 1997 operating results were $5,988 million ($4.86 per share). This excludes Ford's share of earnings of The Associates, which were $832 million ($0.68 per share), and a net gain of $100 million ($0.08 per share) for one-time actions.

FOURTH QUARTER 1998

     Ford reported earnings of $1,043 million ($0.84 per share) in the fourth quarter of 1998. Excluding one-time charges, Ford earned $1,674 million ($1.35 per share) -- Ford's eleventh consecutive quarter of year-over-year operating improvement. Net income for the fourth quarter of 1997, excluding The Associates, was $1,572 million ($1.27 per share).

AUTOMOTIVE OPERATIONS

     Reported full-year 1998 earnings from automotive operations were $4,752 million. Excluding one-time charges, earnings were $5,377 million, up $494 million. Ford's reported automotive after-tax return on sales (ROS) was 4 percent in 1998. Excluding one-time charges, ROS was 4.6 percent, up 0.6 points.

     For the full-year, total costs were down $2.2 billion at constant volume and mix. This exceeded Ford's full-year milestone, which was to lower total costs by $1 billion.

     Reported net income from automotive operations in the fourth quarter of 1998 was $820 million. Excluding one-time charges, earnings were $1,445 million, up $104 million. Reported ROS was 2.6 percent in the fourth quarter of 1998. Excluding one-time charges, ROS was 4.5 percent, up 0.3 points.

     North America: Reported full-year 1998 automotive earnings in North America were $4,612 million. Excluding one-time charges of $363 million, earnings were $4,975 million, up $416 million. Reported full-year ROS was 5.3 percent. Ford's full-year 1998 milestone was to earn a 5 percent ROS in North America. Excluding charges, ROS was 5.8 percent, up 0.6 points.

     The earnings improvement for the full year was driven by improved quality, lower costs and favorable product mix, offset partially by higher marketing costs and the fourth quarter charges.

     Reported fourth quarter 1998 automotive earnings in North America were $1,047 million. Excluding one-time charges, earnings were $1,410 million, up $57 million. Reported ROS in North America was 4.5 percent. Excluding charges, ROS was 6.0 percent, up 0.1 points.

     In 1998, Ford posted its best retail sales in the United States in 20 years. In 1999, Ford expects industry volumes in the United States will range between 15 million and 15.5 million units, the sixth year in a row of U.S. industry volumes greater than 15 million units.

     Europe: Reported full-year earnings for Europe in 1998 were $193 million. Excluding charges of $137 million, earnings were $330 million, up $13 million. Ford's 1998 full-year milestone was to be profitable. Ford's 1999 full-year milestone for Europe is to grow earnings.

     Ford reported a loss of $74 million in the fourth quarter of 1998. Excluding charges, Ford earned $63 million, down $95 million from a year ago. The decline in fourth quarter earnings reflects lower volumes, lower export sales and launch costs for the Ford Focus, offset partially by cost reductions.

     South America: Reported full-year 1998 results in South America were a loss of $226 million. Excluding charges of $81 million, full-year automotive results were a loss of $145 million, down $185 million. Ford disclosed in the third quarter that it did not expect to achieve its milestone of breaking even in South America in 1998 as a result of significantly lower volumes. In Brazil, Ford's largest market in the region, industry volumes in 1998 were down about 20 percent from 1997.

     In the fourth quarter of 1998, Ford reported a loss of $151 million in South America. Excluding charges, Ford lost $70 million, up $1 million from the prior year. Economic and market conditions in Brazil continue to be difficult. For 1999, Ford has established a milestone of improving operating results in South America, but Ford does not expect to be profitable there.

     Visteon: The earnings of Visteon Automotive Systems, Ford's automotive components enterprise, are included in Ford's automotive results. In 1998, Visteon reported earnings of $712 million, up $194 million, or 37 percent, from 1997. In the fourth quarter of 1998, Visteon earned $132 million, compared with $48 million a year ago. Visteon's milestone for 1999 is to grow its earnings and obtain $2 billion in new business.

FORD CREDIT

     Ford Credit's net income in 1998 was $1,084 million, up $53 million or 5 percent from 1997, which was below the 1998 milestone of achieving 10 percent earnings growth. Excluding charges of $6 million, earnings were $1,090 million, up $59 million. The increase in full-year earnings reflects improved credit loss performance, lower effective tax rates and higher financing volumes, offset partially by lower net financing margins.

     In the fourth quarter of 1998, Ford Credit earned $234 million, up 7 percent. Excluding charges, earnings were $240 million, up $22 million or 10 percent. The 1999 full-year milestone for Ford Credit is 10 percent earnings growth.

HERTZ

     Hertz reported its fifth consecutive year of record earnings and seventh consecutive year of increased earnings. Net income was $277 million in 1998, up 37 percent, compared with earnings of $202 million in 1997. Ford's share of Hertz' 1998 earnings was $224 million.

     In the fourth quarter of 1998, Hertz earned a record $48 million, up 37 percent, compared with earnings of $35 million in the same period a year ago. Ford's share of Hertz' fourth quarter 1998 earnings was $39 million. The Hertz 1999 full-year milestone is for Hertz to have record earnings.

RECENT DEVELOPMENTS

     Volvo: On January 28, 1999 Ford announced that it had reached an agreement with AB Volvo to buy Volvo's worldwide passenger car business for a price of $6.45 billion. The transaction is subject to regulatory and Volvo shareholder approval.

     Rouge Complex: On February 1, 1999, an explosion occurred at the powerhouse of the Rouge Complex in Dearborn, Michigan, completely halting production at the powerhouse. Thirty people were injured and one person died. The powerhouse supplied energy and steam to the entire Rouge Complex. Ford owns part of the powerhouse and has manufacturing plants and an assembly plant located within the Complex. Those plants supply products to various Ford manufacturing and assembly plants worldwide. Through alternative sources of power Ford has partially resumed production at some of its Rouge Complex plants and is working to resume full production at all of its manufacturing and assembly plants in the Rouge Complex by February 8, 1999. A significant supplier of steel to Ford is also located in the Rouge Complex. Ford does not know when that supplier will be able to fully resume its production. In the interim, contingency plans for alternative sources of steel are being implemented. Ford has insurance, including business interruption coverage, which should limit the financial impact from the accident.

                         INDUSTRY DATA AND MARKET SHARE

     The following table shows the U.S. industry retail deliveries of cars and trucks for the periods indicated:

                                                                   U.S. INDUSTRY RETAIL DELIVERIES
                                                                         (MILLIONS OF UNITS)
                                                             --------------------------------------------
                                                                       YEARS ENDED DECEMBER 31
                                                             --------------------------------------------
                                                             1998      1997      1996      1995      1994
                                                             ----      ----      ----      ----      ----
Cars...................................................      8.2       8.3       8.6       8.6       9.0
Trucks.................................................      7.8       7.2       6.9       6.5       6.4

     The following table shows Ford's U.S. car and truck market shares for the periods indicated:

                                                               FORD U.S. CAR AND TRUCK MARKET SHARES
                                                            --------------------------------------------
                                                                      YEARS ENDED DECEMBER 31
                                                            --------------------------------------------
                                                            1998      1997      1996      1995      1994
                                                            ----      ----      ----      ----      ----
Cars..................................................      19.2%     19.7%     20.6%     20.9%     21.7%
Trucks................................................      30.2      31.1      31.1      31.9      30.1

     For additional information regarding Ford, see the 1997 10-K Report.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The ratio of "earnings" to "fixed charges" for Ford were as follows for each of the periods indicated:

    YEARS ENDED DECEMBER 31
--------------------------------
1998   1997   1996   1995   1994
----   ----   ----   ----   ----
3.8*   2.0    1.6    1.6    2.0

---------------
* Earnings used in calculation of this ratio include the $15,955 million gain on spin-off of The Associates. Excluding this gain, the ratio would have been 2.0.

     For purposes of the ratio, "earnings" means the sum of:

        - our pre-tax income,

        - the pre-tax income of our majority-owned subsidiaries, whether or not consolidated,

        - our proportionate share of the income of any fifty-percent-owned companies,

        - any income we received from less-than-fifty-percent-owned companies, and

        - our fixed charges.

     "Fixed charges" means the sum of:

        - the interest we pay on borrowed funds,

        - the preferred stock dividend requirements of our consolidated subsidiaries and trusts,

        - the amount we amortize for debt discount, premium, and issuance expense, and

        - one-third of all our rental expenses (the proportion deemed representative of the interest factor).

                                  UNDERWRITING

     Ford is selling the Debentures to the Underwriters named below under an Underwriting Agreement dated February 2, 1999 and a Pricing Agreement dated February 2, 1999. The Underwriters, and the amount of the Debentures each of them has agreed to purchase from Ford, are as follows:

                                                                PRINCIPAL AMOUNT
                        UNDERWRITERS                             OF DEBENTURES
                        ------------                            ----------------
Salomon Smith Barney Inc. ..................................     $  637,500,000
Goldman, Sachs & Co. .......................................        637,500,000
ABN AMRO Incorporated.......................................         22,500,000
Bear, Stearns & Co. Inc. ...................................         22,500,000
Chase Securities Inc. ......................................         22,500,000
Commerzbank Capital Markets Corporation.....................         22,500,000
J.P. Morgan Securities Inc..................................         22,500,000
Lehman Brothers Inc.........................................         22,500,000
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................         22,500,000
Morgan Stanley & Co. International Limited..................         22,500,000
NationsBanc Montgomery Securities LLC.......................         22,500,000
Warburg Dillon Read LLC.....................................         22,500,000
                                                                 --------------
             Total..........................................     $1,500,000,000
                                                                 ==============

     Under the terms and conditions of the Underwriting Agreement and the Pricing Agreement, if the Underwriters take any of the Debentures, then they are obligated to take and pay for all of the Debentures.

     The Underwriters have advised Ford that they propose to offer all or part of the Debentures directly to purchasers at the initial public offering price set forth on the cover page of this Prospectus Supplement, and to certain securities dealers at such price less a concession not in excess of .50% of the principal amount of the Debentures. The Underwriters may allow, and such dealers may reallow, to certain brokers and dealers a concession not in excess of .25% of the principal amount of the Debentures. After the Debentures are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

     The Debentures are offered for sale in the United States, Europe and Asia.

     Each of the Underwriters has agreed that it will not offer, sell or deliver any of the Debentures, directly or indirectly, or distribute this Prospectus Supplement or the accompanying Prospectus or any other offering material relating to the Debentures, in or from any jurisdiction except under circumstances that will to the best knowledge and belief of such Underwriter result in compliance with the applicable laws and regulations thereof and which will not impose any obligations on Ford except as set forth in the Underwriting Agreement and the Pricing Agreement.

     Each Underwriter acknowledges that this Prospectus Supplement and accompanying Prospectus has not been registered with the Registrar of Companies in Singapore and that the Debentures are offered in Singapore pursuant to an exemption invoked under section 106C of the Companies Act, Chapter 50 of Singapore (the "Singapore Companies Act"). Accordingly, each Underwriter has represented and agreed that the Debentures may not be offered or sold, nor may this Prospectus Supplement and accompanying Prospectus or any other offering document or material relating to the Debentures be circulated or distributed, directly or indirectly, to the public or any member of the public in Singapore other than (1) to an institutional investor or other body or person specified in section 106C of the Singapore Companies Act, or (2) to a sophisticated investor specified in section 106D of the Singapore Companies Act, or (3) otherwise pursuant to, and in accordance with the conditions of section 106E(2) of the Singapore Companies Act or any other applicable exemption invoked under Division 5A of Part IV of the Singapore Companies Act.

     Each of the Underwriters has agreed that it has not offered or sold, and it will not offer or sell, directly or indirectly, any of the Debentures in or to residents of Japan or to any persons for reoffering or resale, directly or indirectly, in Japan or to any resident of Japan except pursuant to an exemption from the registration requirements of the Securities and Exchange Law available thereunder and in compliance with the other relevant laws of Japan.

     Each Underwriter has represented and agreed that (a) it has not offered or sold, and, prior to the expiration of the period of six months from the closing date for the issue of the Debentures, will not offer or sell any Debentures to persons in the United Kingdom, except to those persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purpose of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, (b) it has complied and will comply with all applicable provisions of the Financial Services Act 1986, with respect to anything done by it in relation to the Debentures in, from or otherwise involving the United Kingdom, and (c) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issue of the Debentures to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996, as amended, or is a person to whom the document may otherwise lawfully be issued or passed on.

     Purchasers of the Debentures may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the issue price set forth on the cover page hereof.

     The Debentures are a new issue of securities with no established trading market. Ford has been advised by the Underwriters that they intend to make a market in the Debentures, but they are not obligated to do so and may discontinue such market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Debentures.

     In connection with the offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Debentures. Specifically, the Underwriters may over-allot in connection with the offering, creating a syndicate short position. In addition, the Underwriters may bid for, and purchase, Debentures in the open market to cover syndicate shorts or to stabilize the price of the Debentures. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the Debentures in the offering if the syndicate repurchases previously distributed Debentures in syndicate covering transactions, stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Debentures above independent market levels. The Underwriters are not required to engage in any of these activities, and may end any of them at any time.

     All secondary trading in the Debentures will settle in immediately available funds. See "Description of Debentures -- Same-Day Settlement and Payment" and "-- Global Clearance and Settlement Procedures".

     Ford estimates that it will spend approximately $1,000,000 for registration fees and for printing, rating agency and other expenses related to this offering. The Underwriters have agreed to provide Ford an expense allowance. Ford anticipates that the expense allowance will be more than sufficient to cover its expenses.

     It is expected that delivery of the Debentures will be made against payment therefor on or about February 9, 1999, which is the fifth business day following the date hereof (such settlement cycle being herein referred to as "T+5"). Purchasers of Debentures should note that the ability to settle secondary market trades of the Debentures effected on the date of pricing and the next succeeding business day may be affected by the T+5 settlement.

     Ford has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     In the ordinary course of their respective businesses, the Underwriters and their respective affiliates have engaged, and may in the future engage, in commercial banking, general financing and/or investment banking transactions with Ford and certain of its affiliates. In addition, a partner of Goldman, Sachs & Co. is a director of Ford.

                                 LEGAL OPINIONS

     The legality of the Debentures offered hereby will be passed on for Ford by John M. Rintamaki, Esq., Vice President -- General Counsel and Secretary of Ford, or other counsel satisfactory to the Underwriters, and for the Underwriters by Shearman & Sterling, 599 Lexington Avenue, New York, New York. Mr. Rintamaki is a full-time employee of Ford and owns, and holds options to purchase, shares of Common Stock of Ford. Shearman & Sterling have in the past provided, and may continue to provide, legal services to Ford and its subsidiaries.

                              GENERAL INFORMATION

     Application has been made to list the Debentures on the Luxembourg Stock Exchange. In connection with the listing application, the Certificate of Incorporation and the By-Laws of Ford and a legal notice relating to the issuance of the Debentures have been deposited prior to listing with Greffier en Chef du Tribunal d'Arrondissement de et a Luxembourg, where copies thereof may be obtained upon request. Copies of the above documents together with this Prospectus Supplement, the accompanying Prospectus, the Indenture and Ford's current Annual and Quarterly Reports, as well as all future Annual Reports and Quarterly Reports, so long as any of the Debentures are outstanding, will be made available for inspection at the main office of Banque Internationale a Luxembourg S.A. in Luxembourg. Banque Internationale a Luxembourg S.A. will act as intermediary between the Luxembourg Stock Exchange and Ford and the holders of the Debentures. In addition, copies of the Annual Reports and Quarterly Reports of Ford may be obtained free of charge at such office.

     Application has also been made to list the Debentures on the Singapore Stock Exchange. So long as any of the Debentures remain outstanding, copies of the Indenture, this Prospectus Supplement, the accompanying Prospectus, and the Certificate of Incorporation and By-Laws of Ford will be available for inspection at the offices of The Chase Manhattan Bank, 150 Beach Road, Gateway West, 31st Floor, Singapore 189720. In addition, copies of all documents incorporated in this document by reference and copies of all future annual reports and quarterly reports of Ford Credit may be obtained, free of charge, at the offices of The Chase Manhattan Bank in Singapore.

     Other than as disclosed or contemplated herein or in the documents incorporated herein by reference, there has been no material adverse change in the financial position of Ford since December 31, 1998.

     Various legal, arbitration or administrative proceedings are pending or may be instituted in the future against Ford and its subsidiaries, some of which could result in Ford being required to make substantial expenditures. For a discussion of various legal and other proceedings affecting Ford, see the discussions of legal proceedings in our 1997 10-K Report and our 1998 10-Q Reports. Except as otherwise disclosed or contemplated in our 1997 10-K Report or our 1998 10-Q Reports, neither Ford nor any of its subsidiaries is involved in litigation, arbitration, or administrative proceedings relating to claims or amounts that are material in the context of the issue of the Debentures and Ford is not aware of any such litigation, arbitration, or administrative proceedings pending or threatened.

     Ford accepts responsibility for the information contained in this Prospectus Supplement and accompanying Prospectus.

     Resolutions relating to the issue and sale of the Debentures were adopted by the Board of Directors of Ford on March 12, 1998 and November 12, 1998.

     The Debentures have been assigned Euroclear and Cedel Common Code No. 009466908, International Security Identification Number (ISIN) US 345370BZ25 and CUSIP No. 345370BZ2.
                            ------------------------

                                  [FORD LOGO]

                               FORD MOTOR COMPANY

                                 $3,000,000,000

                                DEBT SECURITIES

     This Prospectus is part of a registration statement that we filed with the SEC utilizing a "shelf" registration process. Under this shelf process, we may, from time to time, sell the debt securities described in this Prospectus in one or more offerings up to a total dollar amount of $3,000,000,000.

     This Prospectus provides you with a general description of the debt securities we may offer. Each time we sell debt securities, we will provide a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in this Prospectus.

     You should read both this Prospectus and any Prospectus Supplement together with additional information described under the heading WHERE YOU CAN FIND MORE INFORMATION.

     Our principal executive offices are located at:

       Ford Motor Company
        The American Road
        Dearborn, Michigan 48121
        313-322-3000

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

               The date of this Prospectus is November 24, 1998.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Where You Can Find More Information.........................    2
Ford Motor Company..........................................    2
Ratio of Earnings to Fixed Charges..........................    3
Use of Proceeds.............................................    3
Description of Debt Securities..............................    3
Plan of Distribution........................................    8
Legal Opinions..............................................    8
Experts.....................................................    9

                           -------------------------

  YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND IN ANY ACCOMPANYING PROSPECTUS SUPPLEMENT. NO ONE HAS BEEN AUTHORIZED TO PROVIDE YOU WITH DIFFERENT INFORMATION.

     THE DEBT SECURITIES ARE NOT BEING OFFERED IN ANY JURISDICTION WHERE THE OFFER IS NOT PERMITTED.

     YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THE DOCUMENTS.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports and other information with the Securities and Exchange Commission (the "SEC"). You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings also are available to you at the SEC's web site at http://www.sec.gov.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents that are considered part of this Prospectus. Information that we file later with the SEC will automatically update and supersede the previously filed information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering has been completed.

     - Annual Report on Form 10-K for the year ended December 31, 1997 (our "1997 10-K Report").

     - Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998, June 30, 1998 and September 30, 1998 (collectively, our "10-Q Reports").

     - Current Reports on Form 8-K dated January 27, 1998, February 2, 1998, March 2, 1998, March 13, 1998, April 7, 1998, April 8, 1998, April 16,
       1998, June 23, 1998, September 11, 1998 and September 24, 1998.

     You may request copies of these filings at no cost, by writing or telephoning us at the following address or by accessing our web site at http://www.ford.com/finaninvest/stockholder:

     Ford Motor Company
     The American Road
     Dearborn, MI 48121
     Attn: Shareholder Relations Department
     800-555-5259 or 313-845-8540

                               FORD MOTOR COMPANY

     We incorporated in Delaware in 1919 and acquired the business of a Michigan company, also known as Ford Motor Company, incorporated in 1903 to produce automobiles designed and engineered by Henry Ford. We are the world's largest producer of trucks and the second-largest producer of cars and trucks combined.

     Our two principal business segments are Automotive and Financial Services. The activities of the Automotive segment consist of the design, manufacture and sale of cars and trucks and automotive components and systems. Substantially all of the cars and trucks we produce are sold through retail dealerships, most of which are privately owned and financed.

     The activities of our Financial Services segment are conducted primarily through our subsidiaries: Ford Motor Credit Company and The Hertz Corporation. Ford Credit and its subsidiaries lease and finance the purchase of cars and trucks made by Ford and other companies. They also provide inventory and capital financing to retail car and truck dealerships. Hertz and its subsidiaries rent cars and trucks and industrial and construction equipment. Both Ford Credit and Hertz also have insurance operations related to their businesses.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The ratio of our "earnings" to our "fixed charges" for the first nine months of 1998 and each of the years 1993 through 1997 was:

   NINE MONTHS          YEARS ENDED DECEMBER 31
      ENDED         --------------------------------
SEPTEMBER 30, 1998  1997   1996   1995   1994   1993
------------------  ----   ----   ----   ----   ----
       4.4*         2.0    1.6    1.6    2.0    1.5

-------------------------
* Earnings used in calculation of this ratio include $15,955 million gain on the spin-off of our interest in Associates First Capital Corporation. Excluding this gain, the ratio would have been 2.0.

     For purposes of the ratio, "earnings" means the sum of:

        - our pre-tax income,

        - the pre-tax income of our majority-owned subsidiaries, whether or not consolidated,

        - our proportionate share of the income of any fifty-percent-owned companies,

        - any income we received from less-than-fifty-percent-owned companies, and

        - our fixed charges.

     "Fixed charges" means the sum of:

        - the interest we pay on borrowed funds,

        - the preferred stock dividend requirements of our consolidated subsidiaries and trusts,

        - the amount we amortize for debt discount, premium, and issuance expense, and

        - one-third of all our rental expenses (the proportion deemed representative of the interest factor).

                                USE OF PROCEEDS

     We, or our affiliates, will use the net proceeds from the sale of debt securities for general corporate purposes, unless we state otherwise in a Prospectus Supplement. If we intend to use the proceeds to repay outstanding debt, we will provide details about the debt that is being repaid.

                         DESCRIPTION OF DEBT SECURITIES

     We will issue debt securities in one or more series under an Indenture, dated as of February 15, 1992, between us and The Bank of New York, Trustee. The Indenture may be supplemented from time to time.

     The Indenture is a contract between us and The Bank of New York acting as Trustee. The Trustee has two main roles. First, the Trustee can enforce your rights against us if an "Event of Default" described below occurs. Second, the Trustee performs certain administrative duties for us.

     The Indenture is summarized below. Because it is a summary, it does not contain all of the information that may be important to you. We filed the Indenture as an exhibit to the registration statement, and we suggest that you read those parts of the Indenture that are important to you. You especially need to read the Indenture to get a complete understanding of your rights and our obligations under the covenants described below under Limitation on Liens, Limitation on Sales and Leasebacks and Merger and Consolidation. Throughout the summary we have included parenthetical references to the Indenture so that you can easily locate the provisions being discussed.

     The specific terms of each series of debt securities will be described in the particular Prospectus Supplement relating to that series. The Prospectus Supplement may or may not modify the general terms found in this Prospectus and will be filed with the SEC. For a complete description of the terms of a particular series of debt securities, you should read both this Prospectus and the Prospectus Supplement relating to that particular series.

GENERAL

     The debt securities offered by this Prospectus will be limited to a total amount of $3,000,000,000, or the equivalent amount in any currency. The Indenture, however, does not limit the amount of debt securities that may be issued under it. Therefore, additional debt securities may be issued under the Indenture.

     The Prospectus Supplement which will accompany this Prospectus will describe the particular series of debt securities being offered by including:

        - the designation or title of the series of debt securities;

        - the total principal amount of the series of debt securities;

        - the percentage of the principal amount at which the series of debt securities will be offered;

        - the date or dates on which principal will be payable;

        - the rate or rates (which may be either fixed or variable) and/or the method of determining such rate or rates of interest, if any;

        - the date or dates from which any interest will accrue, or the method of determining such date or dates, and the date or dates on which any interest will be payable;

        - the terms for redemption, extension or early repayment, if any;

        - the currencies in which the series of debt securities are issued or payable;

        - the provision for any sinking fund;

        - any additional restrictive covenants;

        - any additional Events of Default;

        - whether the series of debt securities are issuable in physical form;

        - any provisions modifying the defeasance and covenant defeasance provisions;

        - any special tax implications, including provisions for original issue discount; and

        - any other terms.

     The debt securities will be our unsecured obligations. The debt securities will rank equally with our other unsecured and unsubordinated indebtedness (parent company only).

     Unless the Prospectus Supplement states otherwise, principal (and premium, if any) and interest, if any, will be paid by us in immediately available funds.

     The Indenture does not contain any provisions that give you protection in the event we issue a large amount of debt or we are acquired by another entity.

LIMITATION ON LIENS

     The Indenture restricts our ability to pledge some of our assets as security for other debt. Unless we secure the debt securities on an equal basis, the restriction does not permit us to have or guarantee any debt that is secured by (1) any of our principal U.S. plants or (2) the stock or debt of any of our subsidiaries that own or lease one of these plants. This restriction does not apply until the total amount of our secured debt plus the discounted value of the amount of rent we must pay under sale and leaseback transactions involving principal U.S. plants exceeds 5% of our consolidated net tangible automotive assets. This restriction also does not apply to any of the following:

        - liens of a company that exist at the time such company becomes our subsidiary,

        - liens in our favor or in the favor of our subsidiaries,

        - certain liens given to a government,

        - liens on property that exist at the time we acquire the property or liens that we give to secure our paying for the property, and

        - any extension or replacement of any of the above. (Section 10.04)

LIMITATION ON SALES AND LEASEBACKS

     The Indenture prohibits us from selling and leasing back any principal U.S. plant for a term of more than three years. This restriction does not apply if:

        - we could create secured debt in an amount equal to the discounted value of the rent to be paid under the lease without violating the limitation on liens provision discussed above,

        - the lease is with or between any of our subsidiaries, or

        - within 120 days of selling the U.S. plant, we retire our funded debt in an amount equal to the net proceeds from the sale of the plant or the fair market value of the plant, whichever is greater.

MERGER AND CONSOLIDATION

     The Indenture prohibits us from merging or consolidating with any company, or selling all or substantially all of our assets to any company, if after we do so the surviving company would violate the limitation on liens or the limitation on sales and leasebacks discussed above. This does not apply if the surviving company secures the debt securities on an equal basis with the other secured debt of the company. (Sections 8.01 and 8.03)

EVENTS OF DEFAULT AND NOTICE THEREOF

     The Indenture defines an "Event of Default" as being any one of the following events:

        - failure to pay interest for 30 days after becoming due;

        - failure to pay principal or any premium for five business days after becoming due;

        - failure to make a sinking fund payment for five days after becoming due;

        - failure to perform any other covenant applicable to the debt securities for 90 days after notice;

        - certain events of bankruptcy, insolvency or reorganization; and

        - any other Event of Default provided in the Prospectus Supplement.

An Event of Default for a particular series of debt securities will not necessarily constitute an Event of Default for any other series of debt securities issued under the Indenture. (Section 5.01.)

     If an Event of Default occurs and continues, the Trustee or the holders of at least 25% of the total principal amount of the series may declare the entire principal amount (or, if they are Original Issue Discount Securities (as defined in the Indenture), the portion of the principal amount as specified in the terms of such series) of all of the debt securities of that series to be due and payable immediately. If this happens, subject to certain conditions, the holders of a majority of the total principal amount of the debt securities of that series can void the declaration. (Section 5.02.)

     The Indenture provides that within 90 days after default under a series of debt securities, the Trustee will give the holders of that series notice of all uncured defaults known to it. (The term "default" includes the events specified above without regard to any period of grace or requirement of notice.) The Trustee may withhold notice of any default (except a default in the payment of principal, interest or any premium) if it believes that it is in the interest of the holders. (Section 6.01.)

     Annually, we must send to the Trustee a certificate describing any existing defaults under the Indenture. (Section 10.06.)

     Other than its duties in case of a default, the Trustee is not obligated to exercise any of its rights or powers under the Indenture at the request, order or direction of any holders, unless the holders offer the Trustee reasonable protection from expenses and liability. (Section 6.02.) If they provide this reasonable indemnification, the holders of a majority of the total principal amount of any series of debt securities may direct the Trustee how to act under the Indenture. (Section 5.12.)

DEFEASANCE AND COVENANT DEFEASANCE

     Unless the Prospectus Supplement states otherwise, we will have two options to discharge our obligations under a series of debt securities before their maturity date. These options are known as "defeasance" and "covenant defeasance". Defeasance means that we will be deemed to have paid the entire amount of the applicable series of debt securities and we will be released from all of our obligations relating to that series (except for certain obligations, such as registering transfers of the securities). Covenant defeasance means that as to the applicable series of debt securities we will not have to comply with the covenants described above under Limitation on Liens, Limitation on Sales and Leasebacks and Merger and Consolidation. In addition, if the Prospectus Supplement states that any additional covenants relating to that series of debt securities are subject to the covenant defeasance provision in the Indenture, then we also would not have to comply with those covenants. (Sections 14.01, 14.02 and 14.03.)

     To elect either defeasance or covenant defeasance for any series of debt securities, we must deposit with the Trustee an amount of money and/or U.S. government obligations that will be sufficient to pay principal, interest and any premium or sinking fund payments on the debt securities when those amounts are scheduled to be paid. In addition, we must provide a legal opinion stating that as a result of the defeasance or covenant defeasance you will not be required to recognize income, gain or loss for Federal income tax purposes and you will be subject to Federal income tax on the same amounts, in the same manner and at the same times as if the defeasance or covenant defeasance had not occurred. For defeasance, that opinion must be based on either an Internal Revenue Service ruling or a change in law since the date the debt securities were issued. We must also meet other conditions, such as there being no Events of Default. The amount deposited with the Trustee can be decreased at a later date if in the opinion of a nationally recognized firm of independent public accountants the deposits are greater than the amount then needed to pay principal, interest and any premium or sinking fund payments on the debt securities when those amounts are due. (Sections 14.04 and 14.05.)

     Our obligations relating to the debt securities will be reinstated if the Trustee is unable to pay the debt securities with the deposits held in trust, due to an order of any court or governmental authority. (Section 14.06.) It is possible that a series of debt securities for which we elect covenant defeasance may later be declared immediately due in full because of an Event of Default (not relating to the covenants that were defeased). If that happens, we must pay the debt securities in full at that time, using the deposits held in trust or other money. (Section 14.03.)

MODIFICATION OF THE INDENTURE

     With certain exceptions, our rights and obligations and your rights under a particular series of debt securities may be modified with the consent of the holders of not less than two-thirds of the total principal amount of those debt securities. No modification of the principal or interest payment terms, and no modification reducing the percentage required for modifications, will be effective against you without your consent. (Section 9.02.)

GLOBAL SECURITIES

     Unless otherwise stated in a Prospectus Supplement, the debt securities of a series will be issued in the form of one or more global certificates that will be deposited with The Depository Trust Company, New York, New York ("DTC"), which will act as depositary for the global certificates. Beneficial interests in global certificates will be shown on, and transfers of global certificates will be effected only through, records maintained by DTC and its participants. Therefore, if you wish to own debt securities that are represented by one or more global certificates, you can do so only indirectly or "beneficially" through an account with a broker, bank or other financial institution that has an account with DTC (that is, a DTC participant) or through an account directly with DTC if you are a DTC participant.

     While the debt securities are represented by one or more global certificates:

        - You will not be able to have the debt securities registered in your name.

        - You will not be able to receive a physical certificate for the debt securities.

        - Our obligations, as well as the obligations of the Trustee and any of our agents, under the debt securities will run only to DTC as the registered owner of the debt securities. For example, once we make payment to DTC, we will have no further responsibility for the payment even if DTC or your broker, bank or other financial institution fails to pass it on so that you receive it.

        - Your rights under the debt securities relating to payments, transfers, exchanges and other matters will be governed by applicable law and by the contractual arrangements between you and your broker, bank or other financial institution, and/or the contractual arrangements you or your broker, bank or financial institution has with DTC. Neither we nor the Trustee has any responsibility for the actions of DTC or your broker, bank or financial institution.

        - You may not be able to sell your interests in the debt securities to some insurance companies and others who are required by law to own their debt securities in the form of physical certificates.

        - Because the debt securities will trade in DTC's Same-Day Funds Settlement System, when you buy or sell interests in the debt securities, payment for them will have to be made in immediately available funds. This could affect the attractiveness of the debt securities to others.

     A global certificate generally can be transferred only as a whole, unless it is being transferred to certain nominees of the depositary or it is exchanged in whole or in part for debt securities in physical form. (Section 2.05.) If a global certificate is exchanged for debt securities in physical form, they will be in denominations of $1,000 and integral multiples thereof, or another denomination stated in the Prospectus Supplement.

                              PLAN OF DISTRIBUTION

     We may sell the debt securities to or through agents or underwriters or directly to one or more purchasers.

BY AGENTS

     We may use agents to sell the debt securities. The agents will agree to use their reasonable best efforts to solicit purchases for the period of their appointment.

BY UNDERWRITERS

     We may sell the debt securities to underwriters. The underwriters may resell the debt securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to certain conditions. Each underwriter will be obligated to purchase all the debt securities allocated to it under the underwriting agreement. The underwriters may change any initial public offering price and any discounts or concessions they give to dealers.

DIRECT SALES

     We may sell debt securities directly to you. In this case, no underwriters or agents would be involved.

GENERAL INFORMATION

     Any underwriters or agents will be identified and their compensation described in a Prospectus Supplement.

     We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments they may be required to make.

     Underwriters, dealers and agents may engage in transactions with, or perform services for, us or our subsidiaries in the ordinary course of their businesses.

                                 LEGAL OPINIONS

     John M. Rintamaki, Esq., who is our Assistant General Counsel and Secretary, or another of our lawyers, will give us an opinion about the legality of the debt securities. Mr. Rintamaki owns, and such other lawyer likely would own, our Common Stock and options to purchase shares of our Common Stock.

                                    EXPERTS

     The financial statements and schedules included in our 1997 10-K Report have been audited by PricewaterhouseCoopers LLP ("PwC"), independent accountants. They are incorporated by reference in this Prospectus and in the registration statement in reliance upon PwC's report on those financial statements and schedules given on their authority as experts in accounting and auditing.

     None of the interim financial information included in our 10-Q Reports has been audited by PwC. Accordingly, you should restrict your reliance on their reports on such information. PwC's reports on the interim financial information do not constitute "reports" or "parts" of the registration statement prepared or certified by PwC within the meaning of Sections 7 and 11 of the Securities Act of 1933.

                              PRINCIPAL OFFICES OF
                               FORD MOTOR COMPANY
                               The American Road
                            Dearborn, Michigan 48121

                                    TRUSTEE

                              THE BANK OF NEW YORK
                               101 Barclay Street
                            New York, New York 10286

                    LUXEMBOURG STOCK EXCHANGE LISTING AGENT
                    AND LUXEMBOURG PAYING AND TRANSFER AGENT

                    BANQUE INTERNATIONALE A LUXEMBOURG S.A.
                                69 route d'Esch
                               L-1470 Luxembourg

                                 LEGAL ADVISERS

         To Ford Motor Company as to               Special United States Tax Counsel to
              United States Law                             Ford Motor Company
              JOHN M. RINTAMAKI                             SULLIVAN & CROMWELL
          Vice President -- General                          125 Broad Street
            Counsel and Secretary                        New York, New York 10004
             Ford Motor Company
              The American Road                                To the Issue
          Dearborn, Michigan 48121                          as to Singapore Law
                                                             YOONG & PARTNERS
             To the Underwriters                          11 Collyer Quay #05-06
           as to United States Law                              The Arcade
             SHEARMAN & STERLING                             Singapore 049317
            599 Lexington Avenue
          New York, New York 10022

                                  AUDITORS TO
                               FORD MOTOR COMPANY
                           PRICEWATERHOUSECOOPERS LLP
                             400 Renaissance Center
                            Detroit, Michigan 48243